SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Las Vegas Railway Express, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

517815106

(CUSIP Number)

 Allegheny Nevada Holdings Corporation
8 Belfair Ct, Henderson, Nevada 89052
702 481-2343

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

November 1, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP NO. 530321108	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Allegheny Nevada Holdings Corporation Tax ID 26-4682635
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) x☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada Corporation
NUMBER OF SHARES	7	SOLE VOTING POWER 3,545,585
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,545,585
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,545,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.08%
14	TYPE OF REPORTING PERSON*	CO

(Page 2 of 4 Pages)

Item 1.  Security and Issuer.

Las Vegas Railway Express, Inc. issued its Common Stock, par value $0.0001 (the “Shares”)

Item 2. Identity and Background.

Allegheny/Nevada Holdings Corporation is a Nevada corporation formed for the purpose to transact as a holding company for diverse assets. The company is privately held. The company transacts  in real estate, mortgages, corporate notes, both secured and unsecured as well as equities in both public and private companies.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Allegheny Nevada Holdings Corp. is set forth on Schedule A.

During the last five years, none of Allegheny Nevada Holdings Corp. or, to the knowledge of Allegheny Nevada Holdings Corp., any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3. Source and Amount of Funds or Other Consideration.

Allegheny Nevada Holdings Corp. was capitalized with a stock purchase of $50,000 and a deposit of 312,500 shares of Liberty Capital Asset Management, Inc. for total consideration of $128,125 and issued 5,000,000 shares of common stock to Michael Barron, it’s sole shareholder.

Item 4.  Purpose of Transaction.

The reporting entity acquired the Shares for long term investment & value appreciation.  The reporting entity do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraph (B) through (J) of Item 4 of Schedule 13D.  In the future, the reporting entity may decide to acquire additional share of Common Stock in the open market or through a private transaction, or to sell any or all shares of Common Stock as permitted by Law.

Item 5.  Interest in Securities of the Issuer.

Allegheny Nevada Holdings  Corporation is now a shareholder with an interest equal  to  9.08% in Las Vegas Railway Express, Inc.  The reporting entity has sole voting and disposition rights to all shares reported.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

none

Item 7.  Material to be Filed as Exhibits.

 None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: November 1, 2010	By: /s/ Michael A. Barron
Name: Michael A. Barron
Title: CEO

(Page 4 of 4 Pages)